

December 1, 2014

Via E-mail
Mr. Nathan Halsey
President, Chief Executive Officer and Secretary
Bonamour, Inc.
2301 Cedar Springs Road, Suite 450
Dallas, TX 75201

> **Re:** **Bonamour, Inc.**
> **Form 10-K**
> **Filed March 31, 2014**
> **File No. 0-53186**

Dear Mr. Halsey:

We issued comments to you on the above captioned filing on October 24, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 15, 2014.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief